SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

News Release	March 29, 2007 at 12.55 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Annual Report on Form 20-F published

New market outlook and Berghuizer Mill closing schedule finalised

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Annual Report on Form 20-F was filed with the Securities and Exchange Commission (SEC) on 29 March 2007. The Annual Report on Form 20-F will be available in electronic format (pdf) on the Group’s website www.storaenso.com/investors.

Near-term Outlook

In Europe:

Demand for uncoated magazine paper is expected to ease after strong growth in 2006. Coated magazine paper demand improved in early 2007 and is expected to be moderately positive for the year. Modest demand growth is expected for newsprint. Demand for uncoated fine paper remains good, particularly in Eastern Europe. Demand is healthy and strong order inflow is expected for coated fine paper and packaging boards. Demand for wood products is expected to be healthy in most markets.

Contract negotiations for newsprint prices have been completed and prices increased by an average of 5% in Western Europe. Magazine paper prices have declined at the beginning of 2007 and may remain under pressure for non-contractual business. Further price increases are expected in uncoated fine paper, and increases are being negotiated in coated fine paper.

Some moderate increases in packaging board prices are implemented. Some production curtailments are expected at Enocell Pulp Mill (part of Packaging Boards) in the second quarter of 2007 due to shortage of raw material. In wood products further product price movements are likely to reflect wood costs.

In North America:

Demand for newsprint is expected to decline further. Demand for magazine paper, particularly coated magazine paper, remains weak due to seasonal reasons and underlying end-use weakness. Demand in coated fine paper is forecast to remain flat.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

Prices for publication papers are still declining. Coated fine paper reel prices are under pressure, but some price increases for sheet products are being negotiated.

In China, coated fine paper demand is expected to improve later in the spring and prices to firm up.

In Latin America, modest growth in demand for coated magazine paper is anticipated, but downward price pressure is increasing.

Operating cost inflation is forecast to be 2.0% to 2.5% higher in 2007 than 2006, primarily because of increased wood costs, including the impact of the Russian duties on wood.

Berghuizer Mill closing schedule has been finalised

The schedule for closing Berghuizer Mill in the Netherlands has now been finalised. Paper machine (PM) 7 will permanently cease production on 16 April 2007 and PM 8 on 31 October 2007. The total capacity of these machines is 245 000 tonnes of uncoated fine paper per year. Approximately 80 000 tonnes of Berghuizer Mill’s annual production for customers is expected to be transferred to Stora Enso’s Nymölla Mill in Sweden. The annual capacity of Nymölla Mill remains unchanged at 485 000 tonnes, but the mill has made some investments in asset quality to supply products with higher value added to improve its customer service.

For further information, please contact:

Hannu Ryöppönen, CFO, tel. +358 2046 21450

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj Business ID 1039050-8

2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel